April 17, 2026

David A. Dodd
President & Chief Executive Officer
GeoVax Labs, Inc.
1955 Lake Park Drive, Suite 300
Smyrna, Georgia 30080

       Re: GeoVax Labs, Inc.
           Registration Statement on Form S-1
           Filed April 16, 2026
           File No. 333-295082
Dear David A. Dodd:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    F. Reid Avett, Esq.